Mail Stop 3561

January 22, 2007

Danny Zheng
Chief Executive Officer
The Singing Machine Company, Inc.
6601 Lyons Road, Building A-7
Coconut Creek, Florida 33073

> **Re: The Singing Machine Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 5, 2007**
> **File No. 333-138188**

Dear Mr. Zheng:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment 1 in our letter dated November 21, 2006. With respect to each selling shareholder, please address the following factors in your analysis:

   - how long the selling shareholders have held the securities,
   - the circumstances under which the selling shareholders received the securities,

- the selling shareholders' relationship to the issuer,
- the amount of securities involved,
- whether the sellers are in the business of underwriting securities, and
- whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Please refer to Tel. Interp. No. 29, Rule 415 Section, Manual of Publicly Available Telephone Interpretations (July 1997). We may have further comment.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Darrin M. Ocasio, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via Facsimile